
OCC®

2012 Annual Report


13001231











Roanoke
Asheville
Dallas

ROANOKE, VA
Corporate Headquarters and Fiber Optic Cable Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

ASHEVILLE, NC
Enterprise Connectivity Facility
ISO 9001:2008 registered

DALLAS, TX
Military & Harsh Environment Connectivity Facility
ISO 9001:2008 registered
MIL-STD-790F certified


OCC®
OPTICAL CABLE CORPORATION

TABLE OF CONTENTS

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Selected Consolidated Financial Information
(in thousands, except per share data)

	Years ended October 31,				
	2012	2011	2010	2009	2008
Consolidated Statement of Operations Information:					
Net sales	$ 83,523	$ 73,339	$ 67,506	$ 58,589	$ 60,998
Cost of goods sold	51,970	47,048	43,746	38,748	36,838
Gross profit	31,553	26,291	23,760	19,841	24,160
Selling, general and administrative expenses	27,300	25,169	24,268	22,345	20,642
Royalty income, net	(299)	(783)	(1,233)	(878)	(636)
Amortization of intangible assets	134	431	587	825	469
Impairment of goodwill	—	—	5,580	—	—
Impairment of intangible assets (other than goodwill)	—	—	—	344	—
Income (loss) from operations	4,418	1,474	(5,442)	(2,795)	3,685
Other income (expense), net:					
Interest income (expense), net	(550)	(620)	(542)	149	(147)
Other, net	16	1	65	16	(24)
Income (loss) before income taxes	3,884	855	(5,919)	(2,630)	3,514
Income tax expense (benefit)	1,258	398	91	(706)	1,302
Net income (loss)	$ 2,626	$ 457	$ (6,010)	$ (1,924)	$ 2,212
Net loss attributable to noncontrolling interest **(1)**	(123)	(209)	(277)	—	—
Net income (loss) attributable to OCC	$ 2,749	$ 666	$ (5,733)	$ (1,924)	$ 2,212
Net income (loss) per share attributable to OCC	$ 0.43	$ 0.11	$ (0.95)	$ (0.34)	$ 0.36
PROFORMA net loss attributable to OCC, EXCLUDING impairment of goodwill **(2)**			$ (153)		
PROFORMA net loss per share attributable to OCC, EXCLUDING impairment of goodwill: Basic and diluted **(2)**			$ (0.03)		
Weighted average shares: Basic and diluted	6,456	6,305	6,015	5,656	6,062
Consolidated Balance Sheet Information:					
Cash and cash equivalents	$ 591	$ 1,092	$ 2,522	$ 1,948	$ 3,910
Working capital	26,838	23,326	22,905	20,070	23,765
Total assets	47,762	44,945	45,291	50,327	54,837
Bank debt	9,003	8,191	9,069	8,536	10,953
Total shareholders' equity attributable to OCC	30,644	28,209	27,857	33,257	34,832

(1) Accounting Standards Codification 810-10, *Consolidation* ("ASC 810-10"), was adopted by OCC in fiscal year 2010 as it relates to noncontrolling interests. There are no noncontrolling interest amounts presented for fiscal years 2009 and 2008 since the minority interest's share of losses attributable to Centric Solutions LLC was charged against the Company's majority interest in accordance with the previous accounting literature.

(2) Proforma net loss attributable to OCC and proforma net loss per share attributable to OCC are calculated by excluding the non-cash, non-recurring net impairment of goodwill charge of $5.6 million associated with the acquisition of Applied Optical Systems, Inc. ("AOS") that was recorded during fiscal year 2010 from the Company's net loss attributable to OCC as reported for the fiscal year ended October 31, 2010. There is no tax benefit associated with the goodwill impairment charge, as it is considered a non-deductible permanent item for tax purposes. Accordingly, there is no change to the tax expense as reported in the Consolidated Financial Statements for fiscal year 2010 in determining the proforma net loss and net loss per share.

Letter from the CEO

Dear Shareholders of Optical Cable Corporation:

A Successful Year

Optical Cable Corporation (OCC®) delivered outstanding growth and success in fiscal year 2012, with double-digit percentage growth in net sales and gross profit, and triple-digit percentage growth in profitability.

Our shareholders benefited from the outstanding results achieved this year—earning a 17.5%[1] return on OCC common stock in fiscal year 2012—a return that outpaced the Russell 2000® index, the S&P 500 index, and the Dow Jones Industrial Average.

OCC's key accomplishments during fiscal year 2012 include:

- **Achieved record net sales—*again*:** OCC increased annual net sales by 13.9% to $83.5 million—the highest in OCC's history—surpassing our previous net sales record achieved just last year.
- **Increased gross profit:** OCC grew gross profit 20.0% to $31.6 million, and increased gross profit margin (gross profit as a percentage of net sales) to 37.8% for fiscal year 2012.
- **Increased profitability:** OCC achieved increased profitability during fiscal year 2012, reporting net income attributable to OCC of $0.43 per share, compared to net income attributable to OCC of $0.11 per share in fiscal year 2011.
- **Generated strong operating cash flow:** OCC generated $2.0 million in net cash provided by operating activities in fiscal 2012—continuing our track-record of generating annual positive cash provided by operating activities every year since 2001—irrespective of the macroeconomic environment (with the exception of fiscal year 2006[2]).
- **Increased cash dividends**: OCC declared quarterly cash dividends totaling $0.06 per share during fiscal year 2012, returning $390,000[3] to shareholders—a 50.0% increase in the annual dividend rate and a 54.9% increase in cash returned to shareholders, as compared to fiscal year 2011.
- **Increased capital returned to shareholders through share repurchases**: OCC returned $1.2 million to shareholders during the fiscal year by purchasing and retiring 267,000 shares of OCC common stock—a 45.9% increase in the number of shares purchased and retired and a 39.0% increase in cash returned to shareholders through such share purchases, when compared to fiscal year 2011.

Strategic Vision

Success in any given year is not the result of a single year's efforts.

OCC's performance in fiscal year 2012 was made possible by the continued successful execution of our long-term strategy over a number of years. Our strategy—including product line expansion, product innovation and a focus on providing customer solutions—has well-positioned us in our targeted markets, and continues to create new and expanding future growth opportunities for us.

We believe we are only at the beginning of what will be increasing successes made possible by our past and continued execution of our strategy. Further, we believe the opportunity for long-term value creation for shareholders is significant given OCC's demonstrated operating leverage.

Market Agility

OCC's success in fiscal year 2012 was also made possible by the market agility and innovation of OCC's sales, product and engineering teams—enabling the Company to win new business by skillfully identifying new opportunities and providing customers better product solutions. These efforts not only contributed to OCC's success this year, but we believe are also seeds for growing success in future years.

The OCC team's adept maneuvering enabled OCC to significantly grow net sales and gross profit irrespective of weak macroeconomic conditions and struggling markets.

Increasing Shareholder Value

We continue to demonstrate our commitment to creating substantial long-term value for OCC shareholders. We strive to create value through continued operational excellence and by using our operating leverage to disproportionately increase earnings as sales grow—knowing earnings growth creates shareholder value. In evaluating our progress, we believe OCC's annual financial performance trend is an appropriate means of measuring our success, since OCC's markets can exhibit quarterly volatility.

OCC also provides value to shareholders by paying a regular quarterly cash dividend. We recently announced a 33.3% increase in our regular quarterly dividend rate to $0.02 per share for fiscal year 2013, implying an annual dividend rate of $0.08 per share. Our first quarterly dividend for fiscal year 2013 was declared in December 2012, and will be paid before the end of December 2012.

And, we returned capital to shareholders through our share repurchase plans. The OCC Board of Directors authorized a new share repurchase program on September 20, 2012, under which the Company may acquire and retire up to 320,000 shares of common stock (or approximately 4.9% of outstanding shares at the time).

Notwithstanding OCC's progress in fiscal year 2012, we believe OCC's underlying value is not fully appreciated by the equity market as reflected in the Company's share price. As of the date of this letter, OCC's shares trade at a 13.8%[4] discount to the net book value attributable to OCC of $4.78 per share as of the end of fiscal year 2012.

Looking Forward to 2013

We have strived to strategically position OCC for growth. We continue to aggressively pursue that objective.

Once again in fiscal 2013, we expect we will be required to maneuver through macroeconomic and market headwinds. It will be as challenging as ever, but we are confident that we have the right formula to continue to provide the solutions needed by our customers and to win new business.

Thank you for your trust, and the privilege of allowing us to lead your company.

I wish you and your family Happy Holidays, Merry Christmas, and a Happy New Year!



Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer

December 18, 2012

---

[1] Shareholder return calculated as share price appreciation plus dividends actually paid. OCC's common stock closed at $3.58 per share on October 31, 2011, and at $4.15 per share on October 31, 2012. OCC actually paid cash dividends of $0.055 per share during fiscal year 2012, including the $0.01 per share dividend declared in October 2011 and paid in November 2011 and excluding the $0.015 per share dividend declared in October 2012 and paid in November 2012.

[2] In fiscal year 2006, net cash used in operating activities by OCC was $58,000.

[3] Dividends declared during fiscal year 2012.

[4] Based on a closing price of $4.20 per share on December 17, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations, and such variables, uncertainties, contingencies and risks may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the "Company" or "OCC®"), the Company's future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or risks that could adversely affect the Company include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, and plastics and other materials affected by petroleum product pricing); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of our products and our limited number of production facilities; our ability to protect our proprietary manufacturing technology; our ability to replace royalty income as existing patented and licensed products expire by developing and licensing new products; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies, relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors; economic conditions that affect certain geographic markets and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending or other spending by the United States government; ability to retain key personnel; inability to recruit needed personnel; poor labor relations; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB), the Financial Accounting Standards Board (FASB), and/or the International Accounting Standards Board (IASB); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly results in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company's capital stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements, as a result of the small number of holders of the Company's capital stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering and possibly defending our position on such unsolicited proposals; impact of weather or natural disasters in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of the Company's capital stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors and risks is not exclusive. Furthermore, we incorporate by reference those factors and risks included in current reports on Form 8-K, and/or in our other filings.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, except in the case of amounts less than one million and except in the case of the table set forth in the "Results of Operations" section, the amounts in which both cases have been rounded to the nearest thousand.

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers' offerings. Our product offerings include designs for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications. Our products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

OCC® is internationally recognized for pioneering the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use, and creating a broad product offering built on the evolution of these fundamental technologies. OCC also is internationally recognized for its role in establishing copper connectivity data communications standards, through its innovative and patented technologies.

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas. We primarily manufacture our fiber optic cables at our Roanoke facility which is ISO 9001:2008 registered and MIL-STD-790F certified, our enterprise connectivity products at our Asheville facility which is ISO 9001:2008 registered, and our military and harsh environment connectivity products and systems at our Dallas facility which is ISO 9001:2008 registered and MIL-STD-790F certified.

In Roanoke, the OCC team primarily designs, develops and manufactures fiber optic cables for a broad range of commercial and specialty markets and applications. We refer to these products as our fiber optic cable offering.

In Asheville, the OCC team primarily designs, develops and manufactures fiber and copper connectivity products for the commercial market, including a broad range of commercial and residential applications. We refer to these products as our enterprise connectivity product offering.

In Dallas, the OCC team primarily designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military and other harsh environment applications. We refer to these products as our applied interconnect systems product offering. We market and sell the products manufactured at our Dallas facility through our wholly owned subsidiary Applied Optical Systems, Inc. ("AOS") under the names Optical Cable Corporation and OCC by the efforts of our integrated OCC sales team.

Additionally, Optical Cable Corporation owns 70% of the authorized membership interests of Centric Solutions LLC ("Centric Solutions"). Centric Solutions is a business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market. Centric Solutions operates and goes to market independently from Optical Cable Corporation; however, in some cases, Centric Solutions may offer products from OCC's product offering.

Optical Cable Corporation, OCC®, Superior Modular Products, SMP Data Communications, Applied Optical Systems, and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2012

In fiscal year 2012, we continued to see the positive results of our strategy.

- During fiscal year 2012, OCC recorded the highest annual net sales in the Company's history, exceeding the previous record for annual net sales set in fiscal year 2011. This is the third consecutive year that OCC has achieved record annual net sales. Consolidated net sales increased 13.9% to $83.5 million compared to $73.3 million for fiscal year 2011.
- Gross profit increased 20.0% to $31.6 million for fiscal year 2012 compared to $26.3 million for fiscal year 2011. Gross profit margin (gross profit as a percentage of net sales) increased to 37.8% for fiscal year 2012 from 35.8% for fiscal year 2011.
- Net income attributable to OCC increased to $2.7 million, or $0.43 per share, during fiscal year 2012, compared to $666,000, or $0.11 per share, for fiscal year 2011.
- OCC generated annual positive cash flow from operating activities again this year, as in the past six consecutive years. Net cash provided by operating activities was $2.0 million in fiscal year 2012.
- OCC declared quarterly cash dividends totaling $0.06 per share during fiscal year 2012, continuing the regular return of capital to shareholders initiated when we declared our first quarterly dividend in October 2010.
- We also returned $1.2 million in capital to shareholders through the repurchases of OCC's common stock during fiscal year 2012. OCC repurchased and retired 267,000 shares of common stock during the year.

Results of Operations

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, regional distributors, various smaller distributors, original equipment manufacturers and value-added resellers. All of our sales to customers outside of the United States are denominated in U.S. dollars. We can experience fluctuations in the percentage of net sales to customers outside of the United States from period to period based on the timing of large orders, coupled with the impact of increases and decreases in sales to customers in the United States.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss (based on shipping terms), collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Our customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale.

Cost of goods sold consists of the cost of materials, product warranty costs and compensation costs, and overhead and other costs related to our manufacturing operations. The largest percentage of costs included in cost of goods sold is attributable to costs of materials.

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on both anticipated and unanticipated changes in product mix. Additionally, gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales volumes.

Selling, general and administrative expenses ("SG&A expenses") consist of the compensation costs for sales and marketing personnel, shipping costs, trade show expenses, customer support expenses, travel expenses, advertising, bad debt expense, the compensation costs for administration and management personnel, legal and accounting fees, costs incurred to settle litigation or claims and other actions against us, and other costs associated with our operations.

Royalty income, net consists of royalty income earned on licenses associated with our patented products, net of royalty and related expenses.

Amortization of intangible assets consists primarily of the amortization of developed technology acquired in the acquisition of Superior Modular Products Incorporated, doing business as SMP Data Communications ("SMP Data Communications" or "SMP") on May 30, 2008, and the amortization of intellectual property and customer list acquired in the acquisition of AOS on October 31, 2009. Amortization of intangible assets is calculated using an accelerated method and the straight line method over the estimated useful lives of the intangible assets.

Other income (expense), net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our operations.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended October 31,			Fiscal Years Ended October 31,		
	2012	**2011**	**Percent Change**	**2011**	**2010**	**Percent Change**
Net sales	$ 83,500,000	$73,300,000	13.9 %	$73,300,000	$67,500,000	8.6 %
Gross profit	31,600,000	26,300,000	20.0	26,300,000	23,800,000	10.7
SG&A expenses	27,300,000	25,200,000	8.5	25,200,000	24,300,000	3.7
Impairment of goodwill	—	—	—	—	5,600,000	(100.0)
Net income (loss) attributable to OCC	2,700,000	666,000	312.6	666,000	(5,700,000)	111.6

Net Sales

OCC recorded the highest annual net sales in the Company's history during fiscal year 2012—making this the third consecutive year in which OCC has achieved record annual net sales. Net sales increased 13.9% to $83.5 million in fiscal year 2012 compared to $73.3 million in fiscal year 2011. The increase in net sales when comparing fiscal years 2012 and 2011 is due primarily to the increase in net sales of our fiber optic cable products. We recognized net sales in fiscal year 2012 totaling, in the aggregate, approximately $14.9 million as the result of a number of large orders for two customers.

OCC recorded the second highest annual net sales in the Company's history during fiscal year 2011 (second only to annual net sales achieved in fiscal year 2012). Net sales increased 8.6% to $73.3 million in fiscal year 2011 compared to $67.5 million in fiscal year 2010. The increase in net sales when comparing fiscal years 2011 and 2010 was due primarily to the increase in net sales of our applied interconnect systems products and our fiber optic cable products. Applied interconnect systems products were added to the OCC product offering in fiscal year 2010, with the acquisition of AOS. As a result of successful integration processes during fiscal year 2011, we gained synergies due to our integrated sales force and also gained efficiencies associated with throughput in the AOS production facility, resulting in significant increases in net sales in the second half of fiscal year 2010 and throughout fiscal year 2011.

Net sales to customers outside of the United States were 26%, 24% and 27% of total net sales for fiscal years 2012, 2011 and 2010, respectively. Net sales to customers in the United States increased 11.6% during fiscal year 2012 compared to fiscal year 2011, and net sales to customers outside of the United States increased 21.1%. The increase in net sales to customers both in and outside the United States in fiscal year 2012 is the result of a number of large orders for two customers.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year by the timing of larger projects, other economic factors impacting our industry or impacting the industries of our customers and end-users and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year. We have reviewed our sales order backlog/forward load data as of the end of November 2012. At this time, we do not believe the early sales order backlog/forward load data for the first quarter of fiscal year 2013 provides any reliable indicators—positive or negative—that would enable us to provide a reasonable expectation regarding the strength of net sales during the first quarter of fiscal year 2013.

Gross Profit

Gross profit increased 20.0% to $31.6 million in fiscal year 2012 from $26.3 million in fiscal year 2011. Gross profit margin, or gross profit as a percentage of net sales, increased to 37.8% for fiscal year 2012, compared to 35.8% for fiscal year 2011.

Gross profit increased 10.7% to $26.3 million in fiscal year 2011 from $23.8 million in fiscal year 2010. Gross profit margin increased slightly to 35.8% for fiscal year 2011, compared to 35.2% for fiscal year 2010.

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on both anticipated and unanticipated changes in product mix. Additionally, our gross profit margins for our product lines tend to be higher when we achieve higher net sales levels (as we did during fiscal year 2012 for our fiber optic cable products), as certain fixed manufacturing costs are spread over higher sales volumes.

Selling, General and Administrative Expenses

SG&A expenses increased to $27.3 million in fiscal year 2012 from $25.2 million in fiscal year 2011. SG&A expenses as a percentage of net sales decreased to 32.7% in fiscal year 2012 compared to 34.3% in fiscal year 2011.

The increase in SG&A expenses during fiscal year 2012 compared to fiscal year 2011 was primarily due to increased employee related costs and increased shipping costs. Compensation costs increased in fiscal year 2012 largely as a result of increases in commissions and employee incentives due to increased net sales and the financial results of fiscal year 2012. Shipping costs also increased as net sales increased.

SG&A expenses increased to $25.2 million in fiscal year 2011 from $24.3 million in fiscal year 2010. SG&A expenses as a percentage of net sales decreased to 34.3% in fiscal year 2011 compared to 35.9% in fiscal year 2010.

The increase in SG&A expenses during fiscal year 2011 compared to fiscal year 2010 was primarily due to increased compensation costs including increases in commissions, increased shipping costs, and increased selling and marketing related expenses. Compensation costs increased in fiscal year 2011 largely as a result of strategic new hires in our sales and marketing teams. Commissions increased due to the increase in net sales in fiscal year 2011 and changes in the manner in which we incent the sales force; such changes were made in an effort to increase net sales. Shipping costs increased due primarily to increases in the cost of our international shipments.

Royalty Income, Net

We recognized royalty income, net of royalty and related expenses, totaling $299,000 during fiscal year 2012, compared to $783,000 during fiscal year 2011. The decrease in royalty income, net when comparing the two fiscal years, is primarily due to the expiration of certain patents during fiscal year 2012, which had previously generated a large portion of our royalty income. As a result, we expect to see the trend of declining royalty income continue into fiscal year 2013, and we expect amortization of intangible assets expense to continue to decline as well.

Royalty income, net, is partially offset by the expense of the amortization of the intangible assets associated with our royalty income, net (as further described in the *Amortization of Intangible Assets* section included herein), resulting from the required write-up of intangible assets to fair value when acquired as part of the acquisition of SMP Data Communications on May 30, 2008.

We recognized royalty income, net of royalty and related expenses, totaling $783,000 during fiscal year 2011, compared to $1.2 million during fiscal year 2010. The decrease in sales of licensed products by licensees during fiscal year 2011 contributed to the decrease in royalty income, net when compared to fiscal year 2010.

Amortization of Intangible Assets

We recognized $134,000 of amortization expense, associated with intangible assets, during fiscal year 2012, compared to amortization expense of $431,000 during fiscal year 2011. The decrease in amortization expense when comparing the two fiscal years is primarily due to the fact that the purchased developed technology asset, acquired in connection with the acquisition of SMP Data Communications, is being amortized using a declining balance method over the useful life of the asset; therefore, the amortization expense decreases as the asset ages and nears the end of its useful life.

We recognized $431,000 of amortization expense, associated with intangible assets, during fiscal year 2011, compared to amortization expense of $587,000 during fiscal year 2010.

Impairment of Goodwill

During fiscal year 2010, we performed an annual impairment analysis of goodwill (associated with the acquisition of AOS) as required by U.S. GAAP. We analyzed the carrying value of goodwill as of April 30, 2010 and determined that it was appropriate to write-off the carrying value of goodwill on our consolidated balance sheet. As a result, we recorded a non-recurring, non-cash impairment charge of $5.6 million during fiscal year 2010—consisting of (i) a $6.2 million goodwill impairment charge recognized during the second quarter of fiscal year 2010 and (ii) a $666,000 reversal of the goodwill charge associated with a purchase accounting adjustment recognized during the fourth quarter of fiscal year 2010. The purchase accounting adjustment made during the fourth quarter of fiscal year 2010 was primarily the result of the Company's adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS, and is not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010.

No such impairment charge was incurred in fiscal year 2012 or 2011.

Other Expense, Net

We recognized other expense, net of $534,000 in fiscal year 2012 compared to $619,000 in fiscal year 2011. Other expense, net for fiscal year 2012 is comprised of: interest income totaling $8,000; interest expense totaling $559,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period.

We recognized other expense, net of $619,000 in fiscal year 2011 compared to $477,000 in fiscal year 2010. Other expense, net for fiscal year 2011 is comprised of: interest income totaling $5,000; interest expense totaling $625,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period.

Income (Loss) Before Income Taxes

We reported income before income taxes of $3.9 million for fiscal year 2012 compared to $856,000 for fiscal year 2011. This increase was primarily due to the increase in gross profit of $5.3 million in fiscal year 2012, partially offset by the increase in SG&A expenses of $2.1 million, compared to fiscal year 2011.

We reported income before income taxes of $856,000 for fiscal year 2011 compared to a loss before income taxes of $5.9 million for fiscal year 2010. This change was due to the increase in gross profit of $2.5 million in fiscal year 2011 compared to fiscal year 2010, partially offset by the increase in SG&A expenses of $901,000, and due to the non-recurring loss on the impairment of goodwill of $5.6 million recorded in fiscal year 2010. Excluding the goodwill impairment charge, we would have reported a net loss before income taxes of $339,000 in fiscal year 2010.

Income Tax Expense

Income tax expense totaled $1.3 million for fiscal year 2012, compared to $398,000 for fiscal year 2011. Our effective tax rate was 32.4% in fiscal year 2012, compared to 46.5% in fiscal year 2011.

Fluctuations in our effective tax rates are primarily due to permanent differences in U.S. GAAP and tax accounting for various tax deductions and benefits, but can also be significantly different from the statutory tax rate when income or loss before taxes is at a level such that permanent differences in U.S. GAAP and tax accounting treatment have a disproportional impact on the projected effective tax rate.

Income tax expense totaled $398,000 for fiscal year 2011, compared to $91,000 for fiscal year 2010. Our effective tax rate was 46.5% in fiscal year 2011, compared to negative 1.5% in fiscal year 2010.

Net Income (Loss)

Net income attributable to OCC for fiscal year 2012 was $2.7 million compared to $666,000 for fiscal year 2011. This increase was primarily due to the increase in income before income taxes of $3.0 million for fiscal year 2012 compared to fiscal year 2011.

Net income attributable to OCC for fiscal year 2011 was $666,000 compared to a net loss attributable to OCC of $5.7 million for fiscal year 2010. This change was primarily due to the increase in income before income taxes of $6.8 million for fiscal year 2011 compared to fiscal year 2010.

Financial Condition

Total assets increased $2.8 million, or 6.3%, to $47.8 million at October 31, 2012, from $44.9 million at October 31, 2011. This increase is due primarily to a $1.8 million increase in trade accounts receivable, net, and a $2.0 million increase in inventories. The increase in trade accounts receivable, net, largely resulted from the increase in net sales in the fourth quarter of fiscal year 2012 when compared to the fourth quarter of fiscal year 2011. The increase in inventories is primarily due to efforts to support an increase in sales orders and a wider variety of stocked products.

Total liabilities increased $505,000, or 2.9%, to $17.7 million at October 31, 2012, from $17.2 million at October 31, 2011. This increase is primarily due to a $1.0 million increase in note payable to bank under our revolving line of credit, partially offset by a $350,000 decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, largely due to the timing of related payments when comparing the two fiscal years.

Total shareholders' equity attributable to OCC at October 31, 2012 increased $2.4 million, or 8.6%, during fiscal year 2012. The increase resulted from net income attributable to OCC of $2.7 million and share-based compensation, net, of $1.2 million, partially offset by the repurchase and retirement of 267,000 shares of our common stock for $1.2 million and dividends declared of $390,000.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2012 have been to fund working capital requirements and capital expenditures, as well as the repurchase and retirement of our common stock. Our primary source of capital for these purposes has been existing cash, borrowings under our revolving credit facility and cash provided by operations. As of October 31, 2012, we had an outstanding loan balance under our revolving credit facility totaling $1.0 million. As of October 31, 2011, we had no outstanding loan balance under our revolving credit facility. As of October 31, 2012 and 2011, we had outstanding loan balances, excluding our revolving credit facility, totaling $8.0 million and $8.2 million, respectively.

Our cash totaled $591,000 as of October 31, 2012, a decrease of $500,000, compared to $1.1 million as of October 31, 2011. The decrease in cash for the fiscal year ended October 31, 2012, resulted from net cash used in investing activities of $1.6 million (primarily related to capital expenditures) and net cash used in financing activities of $934,000 (primarily related to the repurchase and retirement of our common stock totaling $1.2 million and cash dividends paid totaling $357,000, partially offset by net borrowings on the revolving credit facility totaling $1.0 million). The aforementioned factors that contributed to the decreases in cash were partially offset by net cash provided by operating activities of $2.0 million.

On October 31, 2012, we had working capital of $26.8 million, compared to $23.3 million as of October 31, 2011. The ratio of current assets to current liabilities as of October 31, 2012, was 4.4 to 1 compared to 3.8 to 1 as of October 31, 2011. The increase in working capital and the improved ratio of current assets to current liabilities as of October 31, 2012 compared to October 31, 2011 was primarily the result of the $1.8 million increase in trade accounts receivable, net and the $2.0 million increase in inventories.

Net Cash

Net cash provided by operating activities was $2.0 million in fiscal year 2012 compared to $2.4 million in fiscal year 2011, and $1.2 million in fiscal year 2010.

Net cash provided by operating activities during fiscal year 2012 primarily resulted from net income of $2.6 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $2.2 million and share-based compensation expense of $1.4 million. All of the aforementioned non-cash expenses positively affecting cash provided by operating activities were partially offset by an increase in accounts receivable of $1.8 million, an increase in inventories of $2.0 million and a decrease in accounts payable and accrued expenses of $1.3 million.

Net cash provided by operating activities during fiscal year 2011 primarily resulted from net income of $457,000 and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $2.7 million and share-based compensation expense of $893,000. All of the aforementioned non-cash expenses positively affecting cash provided by operating activities were partially offset by an increase in inventories of $2.1 million.

Net cash provided by operating activities during fiscal year 2010 primarily resulted from certain adjustments to reconcile net loss to net cash provided by operating activities including the impairment of goodwill of $5.6 million, depreciation, amortization and accretion of $3.0 million and share-based compensation expense of $943,000. Additionally, the decrease in income taxes refundable in the amount of $1.5 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the increase in inventories of $2.1 million, the increase in accounts receivable totaling $1.2 million, and a net loss totaling $6.0 million.

Net cash used in investing activities totaled $1.6 million in fiscal year 2012 compared to $1.5 million in fiscal year 2011 and $533,000 in fiscal year 2010. Net cash used in investing activities during fiscal years 2012, 2011 and 2010 resulted primarily from the purchases of property and equipment and deposits for the purchase of property and equipment.

Net cash used in financing activities was $934,000 in fiscal year 2012 compared to $2.3 million in fiscal year 2011 and $44,000 in fiscal year 2010. Net cash used in financing activities in fiscal year 2012 resulted primarily from the repurchase and retirement of 267,000 shares of our common stock for $1.2 million and the $357,000 payment of dividends previously declared, partially offset by proceeds from a note payable to our bank under our line of credit, net of repayments, of $1.0 million. Net cash used in financing activities in fiscal year 2011 resulted primarily from the repurchase and retirement of 183,025 shares of our common stock totaling $846,000 and the repayment of our note payable to bank under our revolving credit facility of $700,000. Net cash used in financing activities in fiscal year 2010 resulted primarily from proceeds from a note payable to our bank under our line of credit in the amount of $700,000, partially offset by the repurchase and retirement of 143,000 shares of our common stock for $425,000.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended (the "Virginia Real Estate Loan"), a supplemental real estate term loan, as amended (the "North Carolina Real Estate Loan") and a revolving credit facility, as amended (the "Commercial Loan").

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan have a fixed interest rate of 4.25% as of October 31, 2012 and are secured by a first priority lien on all of our personal property and assets, except for our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company's real property.

The Commercial Loan provides us with a revolving line of credit for the working capital needs of the Company. Under the terms of the Commercial Loan, we can borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $6.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Within the revolving loan limit of the Commercial Loan, we may borrow, repay, and reborrow, at any time until May 31, 2014, the current maturity date of the Commercial Loan.

Advances under the Commercial Loan accrue interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the Commercial Loan termination date of May 31, 2014.

The Commercial Loan is secured by a first priority lien on all of our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper.

As of October 31, 2012, we had $1.0 million of outstanding borrowings on our Commercial Loan and approximately $5.0 million in available credit.

Capital Expenditures

As of October 31, 2012, we have committed approximately $1.1 million to add new manufacturing equipment at our fiber optic cable production facility in order to support increased demand for our fiber optic cable products. Of the $1.1 million committed, we have spent approximately $479,000 as of October 31, 2012. We did not have any other material commitments for capital expenditures as of October 31, 2012. During our 2012 fiscal year budgeting process, we included an estimate for capital expenditures for the year of $2.5 million. We actually incurred capital expenditures totaling $1.5 million, for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2012.

During our 2013 fiscal year budgeting process, we included an estimate for capital expenditures of $3.8 million for the year. These expenditures will be funded out of our working capital or borrowings under our credit facilities. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2012. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in any given year.

Corporate acquisitions and other strategic investments are considered outside of our annual capital expenditure budgeting process.

Future Cash Flow Considerations

We believe that our cash flow from operations, our cash on hand and our existing credit facilities will be adequate to fund our operations for at least the next twelve months.

From time to time, we are involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, our trend for the last three fiscal years has been that an average of approximately 47%, 48% and 45% of our net sales occurred during the first half of fiscal years 2012, 2011 and 2010, respectively, and an average of approximately 53%, 52% and 55% of our net sales occurred during the second half of fiscal years 2012, 2011 and 2010, respectively. We believe net sales may not follow this pattern in periods when overall economic conditions in the industry and/or in the world are atypical.

As a result, we typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year by the timing of larger projects, other economic factors impacting our industry or impacting the industries of our customer and end-users and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based on the consolidated financial statements and accompanying notes which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 to the consolidated financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for doubtful accounts, inventories, long-lived assets and commitments and contingencies.

Application of the critical accounting policies discussed in the section that follows requires management's significant judgments, often as a result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. We are not currently aware of any reasonably likely events or circumstances that would result in materially different results.

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2012.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

Management views trade accounts receivable net of the related allowance for doubtful accounts as a critical accounting estimate since the allowance for doubtful accounts is based on judgments and estimates concerning the likelihood that individual customers will pay the amounts included as receivable from them. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, we consider the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and our judgment as to the overall collectibility of the receivable from that customer. In addition, we establish an allowance for all other receivables for which no specific allowances are deemed necessary. This general allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on our historical experience and our current judgment regarding the state of the economy and the industry.

Inventories

Management views the determination of the net realizable value of inventories as a critical accounting estimate since it is based on judgments and estimates regarding the salability of individual items in inventory and an estimate of the ultimate selling prices for those items. Individual inventory items are reviewed and adjustments are made based on the age of the inventory and our judgment as to the salability of that inventory in order for our inventories to be valued at the lower of cost or net realizable value.

Long-lived Assets

Management views the determination of the carrying value of long-lived assets as a critical accounting estimate since we must determine an estimated economic useful life in order to properly amortize or depreciate our long-lived assets and because we must consider if the value of any of our long-lived assets have been impaired, requiring adjustment to the carrying value.

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. Management's assumptions on wear and tear, obsolescence, technological advances and other factors affect the determination of estimated economic useful life. The estimated economic useful life of an asset is monitored to determine if it continues to be appropriate in light of changes in business circumstances. For example, technological advances or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In such a case, we would depreciate the remaining net book value of an asset over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. We must also consider similar issues when determining whether or not an asset has been impaired to the extent that we must recognize a loss on such impairment.

The Company amortizes intangible assets (other than goodwill) over their respective finite lives up to their estimated residual values.

Commitments and Contingencies

Management views accounting for contingencies as a critical accounting estimate since loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources require judgment as to any probable liabilities incurred. For example, accrued product warranty costs recorded by us are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to warranty claims and costs. Actual results could differ from the expected results determined based on such estimates of loss contingencies.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2012 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

There are no new accounting standards issued, but not yet adopted by us, which are expected to materially impact our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2012.

Consolidated Balance Sheets

October 31, 2012 and 2011

Assets		October 31, 2012		2011
Current assets:				
Cash	$	591,038	$	1,091,513
Trade accounts receivable, net of allowance for doubtful accounts of $92,148 in 2012 and $145,616 in 2011		12,601,402		10,797,820
Other receivables		216,212		510,714
Income taxes refundable		118,058		434,124
Inventories		18,464,019		16,497,185
Prepaid expenses and other assets		484,406		374,028
Deferred income taxes - current		2,289,530		1,817,807
Total current assets		34,764,665		31,523,191
Property and equipment, net		11,648,166		12,544,465
Intangible assets, net		245,956		295,843
Deferred income taxes - noncurrent		513,817		426,770
Other assets, net		589,741		154,945
Total assets	$	47,762,345	$	44,945,214
Liabilities and Shareholders' Equity				
Current liabilities:				
Current installments of long-term debt	$	247,739	$	190,593
Accounts payable and accrued expenses		4,191,633		5,426,467
Accrued compensation and payroll taxes		3,464,452		2,579,865
Income taxes payable		22,937		—
Total current liabilities		7,926,761		8,196,925
Note payable to bank		1,000,000		—
Long-term debt, excluding current installments		7,755,680		8,000,311
Other noncurrent liabilities		1,044,862		1,025,003
Total liabilities		17,727,303		17,222,239
Shareholders' equity:				
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding		—		—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,411,592 shares in 2012 and 6,287,761 in 2011		8,024,544		6,771,565
Retained earnings		22,619,814		21,437,609
Total shareholders' equity attributable to Optical Cable Corporation		30,644,358		28,209,174
Noncontrolling interest		(609,316)		(486,199)
Total shareholders' equity		30,035,042		27,722,975
Commitments and contingencies				
Total liabilities and shareholders' equity	$	47,762,345	$	44,945,214

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended October 31, 2012, 2011 and 2010

	Years Ended October 31,		
	2012	2011	2010
Net sales	$ 83,523,330	$ 73,339,591	$ 67,506,174
Cost of goods sold	51,970,244	47,048,370	43,746,220
Gross profit	31,553,086	26,291,221	23,759,954
Selling, general and administrative expenses	27,300,248	25,168,893	24,267,614
Royalty income, net	(299,174)	(783,230)	(1,233,607)
Amortization of intangible assets	134,201	430,807	587,233
Impairment of goodwill	—	—	5,580,250
Income (loss) from operations	4,417,811	1,474,751	(5,441,536)
Other expense, net:			
Interest income	8,416	4,659	79,543
Interest expense	(558,661)	(624,829)	(621,750)
Other, net	15,969	1,170	64,726
Other expense, net	(534,276)	(619,000)	(477,481)
Income (loss) before income taxes	3,883,535	855,751	(5,919,017)
Income tax expense	1,257,335	398,252	91,290
Net income (loss)	$ 2,626,200	$ 457,499	$ (6,010,307)
Net loss attributable to noncontrolling interest	(123,117)	(208,817)	(277,382)
Net income (loss) attributable to Optical Cable Corporation	$ 2,749,317	$ 666,316	$ (5,732,925)
Net income (loss) attributable to Optical Cable Corporation per share: Basic and diluted	$ 0.43	$ 0.11	$ (0.95)
Cash dividends declared per common share	$ 0.06	$ 0.04	$ 0.01

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2012, 2011 and 2010

	Common Stock		Retained	Total Shareholders' Equity Attributable	Noncontrolling	Total Shareholders'
	Shares	Amount	Earnings	to OCC	Interest	Equity
Balances at October 31, 2009	6,508,821	$ 5,166,016	$ 28,090,739	$ 33,256,755	$ —	$ 33,256,755
Share-based compensation, net	(85,825)	821,761	—	821,761	—	821,761
Repurchase and retirement of common stock (at cost)	(142,823)	—	(425,345)	(425,345)	—	(425,345)
Common stock dividends declared, $0.01 per share	—	—	(62,802)	(62,802)	—	(62,802)
Net loss	—	—	(5,732,925)	(5,732,925)	(277,382)	(6,010,307)
Balances at October 31, 2010	6,280,173	5,987,777	21,869,667	27,857,444	(277,382)	27,580,062
Share-based compensation, net	190,613	630,973	—	630,973	—	630,973
Repurchase and retirement of common stock (at cost)	(183,025)	—	(846,287)	(846,287)	—	(846,287)
Common stock dividends declared, $0.04 per share	—	—	(252,087)	(252,087)	—	(252,087)
Excess tax benefits from share-based compensation	—	152,815	—	152,815	—	152,815
Net income	—	—	666,316	666,316	(208,817)	457,499
Balances at October 31, 2011	6,287,761	6,771,565	21,437,609	28,209,174	(486,199)	27,722,975
Share-based compensation, net	390,831	1,249,417	—	1,249,417	—	1,249,417
Repurchase and retirement of common stock (at cost)	(267,000)	—	(1,176,661)	(1,176,661)	—	(1,176,661)
Common stock dividends declared, $0.06 per share	—	—	(390,451)	(390,451)	—	(390,451)
Excess tax benefits from share-based compensation	—	3,562	—	3,562	—	3,562
Net income	—	—	2,749,317	2,749,317	(123,117)	2,626,200
Balances at October 31, 2012	6,411,592	$ 8,024,544	$ 22,619,814	$ 30,644,358	$ (609,316)	$ 30,035,042

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended October 31, 2012, 2011 and 2010

	Years ended October 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 2,626,200	$ 457,499	$ (6,010,307)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and accretion	2,181,100	2,688,150	2,955,834
Bad debt expense (recovery)	(10,327)	40,231	29,798
Deferred income tax expense (benefit)	(558,770)	132,097	(724,195)
Impairment of goodwill	—	—	5,580,250
Share-based compensation expense	1,440,534	893,354	942,711
Impact of excess tax benefits from share-based compensation	(3,562)	(152,815)	—
(Gain) loss on sale of property and equipment	6,974	3,176	(3,180)
(Increase) decrease in:			
Trade accounts receivable	(1,793,255)	(178,428)	(1,156,552)
Other receivables	294,502	95,721	(173,216)
Income taxes refundable	316,066	(61,034)	1,468,918
Inventories	(1,966,834)	(2,074,398)	(2,116,501)
Prepaid expenses and other assets	(118,948)	(32,983)	144,826
Other assets, net	12,884	6,562	17,783
Increase (decrease) in:			
Accounts payable and accrued expenses	(1,336,095)	2,230	(808,045)
Accrued compensation and payroll taxes	884,587	398,630	832,954
Income taxes payable	26,499	89,225	63,590
Other noncurrent liabilities	(16,946)	44,167	105,644
Net cash provided by operating activities	1,984,609	2,351,384	1,150,312
Cash flows from investing activities:			
Purchase of and deposits for the purchase of property and equipment	(1,467,089)	(1,492,140)	(511,645)
Investment in intangible assets	(84,314)	(31,070)	(29,437)
Proceeds from sale of property and equipment	80	35,086	8,351
Net cash used in investing activities	(1,551,323)	(1,488,124)	(532,731)
Cash flows from financing activities:			
Payroll taxes withheld and remitted on share-based payments	(191,117)	(262,381)	(120,950)
Proceeds from note payable to bank	6,250,000	—	700,000
Principal payments on long-term debt and note payable to bank	(5,437,485)	(878,231)	(166,900)
Payments for financing costs	(25,000)	(97,405)	(30,662)
Principal payments on related party loans	—	(110,363)	—
Repurchase of common stock	(1,176,661)	(846,287)	(425,345)
Impact of excess tax benefits from share-based compensation	3,562	152,815	—
Common stock dividends paid	(357,060)	(251,953)	—
Net cash used in financing activities	(933,761)	(2,293,805)	(43,857)
Net increase (decrease) in cash	(500,475)	(1,430,545)	573,724
Cash at beginning of year	1,091,513	2,522,058	1,948,334
Cash at end of year	$ 591,038	$ 1,091,513	$ 2,522,058
Supplemental disclosure of cash flow information:			
Cash payment for interest	$ 524,936	$ 573,475	$ 605,468
Income taxes paid (refunded), net	$ 1,462,886	$ 191,009	$ (774,830)
Noncash investing and financing activities:			
Capital expenditures accrued in accounts payable at year end	$ 177,766	$ 109,896	$ 25,734
Common stock dividends declared and included in accounts payable and accrued expenses at year end	$ 96,327	$ 62,936	$ 62,802

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended October 31, 2012, 2011 and 2010

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the "Company" or "OCC®") is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers' offerings. The Company's product offerings include cabling and connectivity products designed for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications.

Founded in 1983, OCC is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas.

In Roanoke, the OCC team primarily designs, develops and manufactures fiber optic cables for a broad range of commercial and specialty markets and applications. In Asheville, the OCC team primarily designs, develops and manufactures fiber and copper connectivity products for the commercial market, including a broad range of commercial and residential applications. In Dallas, the OCC team primarily designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military and other harsh environment applications.

Additionally, OCC owns 70% of the authorized membership interests of Centric Solutions LLC ("Centric Solutions"). Centric Solutions is a business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market.

The Company's cabling and connectivity products are used for high bandwidth transmission of data, video and audio communications. The enterprise market into which the Company primarily sells its products includes local area network and premises markets. The Company's product offering includes products well-suited for use in various other short- to moderate-distance applications as well. The Company's products are sold worldwide. Also see note 11.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Optical Cable Corporation and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

All of the Company's bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2012 and 2011, all of the Company's bank deposits were insured.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2012 and 2011, the Company had no cash equivalents.

(d) ***Trade Accounts Receivable and Allowance for Doubtful Accounts***

Trade accounts receivable are recorded at the invoiced amount and do not typically bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews outstanding trade accounts receivable at the end of each quarter and records allowances for doubtful accounts as deemed appropriate for (i) certain individual customers and (ii) for all other trade accounts receivable in total. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, the Company considers the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectibility of the receivable from that customer. In addition, the Company establishes an allowance for all other receivables for which no specific allowances are deemed necessary. This portion of the allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on the Company's historical experience and management's current judgment regarding the state of the economy and the industry. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e) ***Inventories***

Inventories are stated at the lower of cost or market, or net realizable value. The determination of cost includes raw materials, direct labor and manufacturing overhead. The cost of optical fibers, included in raw materials, is determined using specific identification for optical fibers. The cost of other raw materials and production supplies is generally determined using the first-in, first-out basis. The cost of work in process and finished goods inventories is determined either as average cost or standard cost, depending upon the product type. A standard cost system is used to estimate the actual costs of inventory for certain product types. Actual costs and production cost levels may vary from the standards established and such variances are charged to cost of goods sold or capitalized to inventory. Also see note 3.

(f) ***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty to thirty-nine years for buildings and three to seven years for building improvements, machinery and equipment and furniture and fixtures. Also see note 4.

(g) ***Patents and Trademarks***

The Company records legal fees associated with patent and trademark applications as intangible assets. Such intangible assets are not amortized until such time that the patent and/or trademark is granted. The Company estimates the useful life of patents and trademarks based on the period over which the intangible asset is expected to contribute directly or indirectly to future cash flows. If patents and/or trademarks are not granted, the capitalized legal fees are expensed during the period in which such notification is received.

(h) ***Revenue Recognition***

The Company recognizes revenue when products are shipped or delivered to the customer and the customer takes ownership and assumes risk of loss (based on shipping terms), collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and sales price is fixed or determinable. Customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale.

The Company recognizes royalty income, net of related expenses, on an accrual basis and estimates royalty income earned based on historical experience.

(i) ***Shipping and Handling Costs***

Shipping and handling costs include the costs incurred to physically move finished goods from the Company's warehouse to the customers' designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $2.6 million, $2.2 million and $1.8 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2012, 2011 and 2010, respectively.

(j) ***Research and Development***

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.3 million, $1.1 million and $1.0 million for the fiscal years ended October 31, 2012, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k) ***Advertising***

Advertising costs are expensed as incurred. Advertising costs totaled approximately $741,000, $570,000 and $533,000 for the fiscal years ended October 31, 2012, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(l) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. Also see note 12.

(m) ***Goodwill***

Goodwill is an asset representing the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. Subsequent to fiscal year 2010, there is no goodwill recorded on the books and records of the Company. During fiscal year 2010, the Company used the two-step impairment test to first identify whether a potential impairment of goodwill was deemed to exist and then to estimate the amount of any impairment to be recorded. The Company selected April 30th as the measurement date for its annual impairment testing. Also see note 5.

(n) Long-Lived Assets (other than goodwill)

Long-lived assets, such as property and equipment and purchased intangible assets (other than goodwill), are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. When applicable, assets to be disposed of are reported separately in the consolidated balance sheet at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(o) Stock Incentive Plans and Other Share-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Also see note 10.

(p) Net Income (Loss) Per Share

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of the Company. Also see note 14.

(q) Commitments and Contingencies

Liabilities for loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(r) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2012, 2011 and 2010 follows:

	Years ended October 31,		
	2012	**2011**	**2010**
Balance at beginning of year	$ 145,616	$ 120,450	$ 108,913
Bad debt expense (recovery)	(10,327)	40,231	29,798
Losses charged to allowance	(43,141)	(15,065)	(18,261)
Balance at end of year	$ 92,148	$ 145,616	$ 120,450

(3) Inventories

Inventories as of October 31, 2012 and 2011 consist of the following:

	October 31,	
	2012	2011
Finished goods	$ 5,909,892	$ 5,572,296
Work in process	3,220,423	3,301,168
Raw materials	9,106,277	7,364,043
Production supplies	227,427	259,678
Total	$ 18,464,019	$ 16,497,185

(4) Property and Equipment, Net

Property and equipment, net as of October 31, 2012 and 2011 consists of the following:

	October 31,	
	2012	2011
Land	$ 3,144,068	$ 3,144,068
Building and improvements	7,914,321	7,761,553
Machinery and equipment	19,354,823	19,242,068
Furniture and fixtures	953,381	932,859
Construction in progress	447,321	320,847
Total property and equipment, at cost	31,813,914	31,401,395
Less accumulated amortization and depreciation	(20,165,748)	(18,856,930)
Property and equipment, net	$ 11,648,166	$ 12,544,465

(5) Goodwill and Other Intangible Assets

Goodwill Impairment Charge

In connection with the acquisition of Applied Optical Systems, Inc. ("AOS") on October 31, 2009, the Company recorded goodwill in the amount of $5,580,250 which was capitalized as part of the purchase price allocation process. The Company performed its annual impairment analysis as of April 30, 2010. The impairment analysis compared the Company's current market capitalization to its book value (including goodwill) in determining there was a potential impairment of goodwill. The implied fair value of reporting unit goodwill was estimated using primarily the trading price of the Company's common stock (Level 2 inputs) and compared to the carrying amount of goodwill, and in the Company's judgment, based on this analysis, it was appropriate to write-off the carrying value of the goodwill on the consolidated balance sheet. As a result, the Company recorded a non-recurring, non-cash net impairment charge in the amount of $5,580,250 to write-off the carrying value of goodwill during the Company's fiscal year 2010. This $5,580,250 net impairment charge during fiscal year 2010 consisted of: (i) a goodwill impairment charge of $6,246,304 that was recorded by the Company during the second quarter of fiscal year 2010, and (ii) a $666,054 reversal of the goodwill impairment charge associated with a purchase accounting adjustment in connection with the AOS acquisition that was recorded by the Company during the fourth quarter of fiscal year 2010. The purchase accounting adjustment made during the fourth quarter of fiscal year 2010 was primarily the result of the Company's adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS, and was not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010.

Acquired Intangible Assets

Following is a summary of acquired intangible assets as of October 31, 2012 and 2011, which were acquired in connection with the acquisitions of SMP Data Communications and AOS, excluding assets written-off as impaired:

	October 31, 2012		
	Gross carrying amount	**Weighted-average amortization period in years**	**Accumulated amortization**
Amortizing intangible assets:			
Developed technology	$ 2,373,447	1.3	$ (2,310,155)
Customer list	96,355	2.0	(57,813)
Total	$ 2,469,802		$ (2,367,968)

	October 31, 2011		
	Gross carrying amount	**Weighted-average amortization period in years**	**Accumulated amortization**
Amortizing intangible assets:			
Developed technology	$ 2,373,447	1.9	$ (2,195,924)
Customer list	96,355	3.0	(38,542)
Total	$ 2,469,802		$ (2,234,466)

Aggregate amortization expense for amortizing intangible assets was $134,201, $430,807 and $587,233 for the years ended October 31, 2012, 2011 and 2010, respectively. Estimated amortization expense for the next two years (the acquired intangible assets will be fully amortized in fiscal year 2014) is: $67,434 in fiscal year 2013 and $34,400 in fiscal year 2014. Amortization of intangible assets is calculated using an accelerated method or a straight-line method over the estimated useful lives of the intangible assets.

(6) Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2012 and 2011, the Company's accrual for estimated product warranty claims totaled $250,000 and $175,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2012, 2011 and 2010 totaled $348,947, $222,150 and $273,682, respectively.

The following table summarizes the changes in the Company's accrual for product warranties during the fiscal years ended October 31, 2012 and 2011:

	Years ended October 31,	
	2012	2011
Balance at beginning of year	$ 175,000	$ 170,000
Liabilities accrued for warranties issued during the year	411,381	257,550
Warranty claims paid during the period	(273,947)	(217,150)
Changes in liability for pre-existing warranties during the year	(62,434)	(35,400)
Balance at end of year	$ 250,000	$ 175,000

(7) Long-term Debt and Note Payable to Bank

The Company has credit facilities consisting of a real estate term loan, as amended (the "Virginia Real Estate Loan"), a supplemental real estate term loan, as amended (the "North Carolina Real Estate Loan") and a revolving credit facility, as amended (the "Commercial Loan").

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan have a fixed interest rate of 4.25% as of October 31, 2012 and are secured by a first priority lien on all of the Company's personal property and assets, except for the Company's inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company's real property.

Long-term debt as of October 31, 2012 and 2011 consists of the following:

	October 31,	
	2012	2011
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $36,426, including interest (at 4.25%), with final payment of $4,858,220 due April 30, 2018	$ 5,952,200	$ 6,091,633
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $12,553, including interest (at 4.25%), with final payment of $1,674,217 due April 30, 2018	2,051,219	2,099,271
Total long-term debt	8,003,419	8,190,904
Less current installments	247,739	190,593
Long-term debt, excluding current installments	$ 7,755,680	$ 8,000,311

The Commercial Loan provides the Company with a revolving line of credit for the working capital needs of the Company. The Commercial Loan provides the Company the ability to borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $6.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Within the revolving loan limit of the Commercial Loan, the Company may borrow, repay, and reborrow, at any time from time to time until May 31, 2014, the current maturity date of the Commercial Loan.

Advances under the Commercial Loan accrue interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the Commercial Loan termination date of May 31, 2014.

The Commercial Loan is secured by a first priority lien on all of the Company's inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper.

As of October 31, 2012, the Company had $1.0 million of outstanding borrowings on its Commercial Loan and $5.0 million in available credit. As of October 31, 2011, the Company had no outstanding borrowings on its Commercial Loan and $6.0 million in available credit.

The aggregate maturities of long-term debt for each of the five years subsequent to October 31, 2012 are: $247,739 in fiscal year 2013, $1,258,627 in fiscal year 2014, $269,994 in fiscal year 2015, $280,997 in fiscal year 2016 and $294,211 in fiscal year 2017.

(8) Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The original lease of approximately 21,000 square feet became effective September 15, 2009 and had an original term of five years. Effective May 19, 2011, the Company extended the term of the lease through November 30, 2016 and agreed to lease approximately 13,000 square feet of additional space adjacent to the existing leased property. The lease term for the additional space became effective September 1, 2011 and has the same termination date, November 30, 2016, as the original leased property. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

Centric Solutions entered into an operating lease agreement in August 2008 for approximately 23,000 square feet of office and manufacturing space in Coppell, Texas, with a term of approximately seven years. Optical Cable Corporation is neither a party to nor a guarantor of Centric Solutions' operating lease. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

The Company's future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of October 31, 2012 (including the Centric Solutions' lease) consist of the following:

Fiscal year	**Operating Lease**
2013	$ 335,293
2014	339,576
2015	342,696
2016	209,130
2017	16,413
Total	$ 1,243,108

(9) Related Party Transactions

Included in other noncurrent liabilities as of October 31, 2012 and 2011 are related party loans totaling $86,177, payable to one of the AOS founders and a trust for which the founder is the co-trustee. Interest on the two remaining related party loans accrues at 6% per annum for one of the loans and at a rate equal to the prime rate plus 4% per annum for the other loan. As of October 31, 2012, no arrangements had been made for the repayment of the balance of these loans as there are financial measures which must be met before payment is required to be made, and it is not anticipated that these financial measures will be met within the next twelve months. The Company has the option to repay these loans at any time without penalty.

Interest expense associated with the related party loans for the years ended October 31, 2012, 2011 and 2010 totaled $9,602, $26,841 and $12,374, respectively. Accrued interest payable associated with the related party loans as of October 31, 2012 and 2011 was $49,925 and $40,323, respectively.

(10) Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2012, 2011 and 2010, total expense of $3,303,968, $3,073,366 and $2,604,225, respectively, was incurred under the Company's insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company's employees who meet certain service and age requirements are eligible to participate in the plan. The Company's plan document provides that the Company's matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $229,417, $83,245 and $76,583 for the years ended October 31, 2012, 2011 and 2010, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of the shareholders and strengthening their desire to remain with the Company.

In March 2005, the Company adopted and the Company's shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the "2005 Plan"). The Company authorized and reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2012, there were approximately 20,000 remaining shares available for grant under the 2005 Plan.

In March 2011, the Company adopted and the Company's shareholders approved the Optical Cable Corporation 2011 Stock Incentive Plan (the "2011 Plan"). The Company authorized and reserved 500,000 shares of common stock for issuance pursuant to the 2011 Plan. As of October 31, 2012, there were approximately 127,000 remaining shares available for grant under the 2011 Plan.

In March 2004, the Company adopted and the Company's shareholders approved the 2004 Non-employee Directors Stock Plan (the "Non-employee Directors Stock Plan"). In March 2005, the Company adopted and the Company's shareholders approved amendments to the Non-employee Directors Stock Plan. The

Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2012, there were approximately 66,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

Share-based compensation expense for employees and non-employee members of the Company's Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2012, 2011 and 2010 was $1,440,534, $893,354 and $942,711, respectively.

(a) Stock Option Awards

Prior to July 2002, employees and outside contractors were issued options to purchase common stock. The exercise price equaled the market price of the Company's common stock on the date of grant. As of October 31, 2012, all unexercised option contracts issued by the Company to employees and outside contractors have expired.

During 2002, non-employee members of the Company's Board of Directors were granted options to purchase a total of 3,123 shares of the Company's common stock at an exercise price of $7.12 per share, the closing price at the date of grant. These options were not granted pursuant to a plan. As of October 31, 2012, all unexercised option contracts issued by the Company to non-employee Directors have expired.

Stock option activity for the years ended October 31, 2012, 2011 and 2010 is as follows:

	Number of options	**Weighted-average exercise price**
Stock options outstanding at October 31, 2009	166,577	$ 7.62
Forfeited	—	—
Stock options outstanding at October 31, 2010	166,577	7.62
Forfeited	(35,189)	9.54
Stock options outstanding at October 31, 2011	131,388	7.11
Forfeited	(131,388)	7.11
Stock options outstanding at October 31, 2012	—	$ —

(b) Restricted Stock Awards

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees subject to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 2005 Plan and the 2011 Plan vest based on the passage of time and the remainder vest over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited.

The Company recognizes expense on the service-based shares each quarter based on the actual number of shares vested during the quarter multiplied by the closing price of the Company's shares of common stock on the date of grant. The Company recognizes expense on the operational performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of the Company's shares of common stock on the date of grant.

The Company recorded total compensation expense related to its restricted stock awards granted to employees totaling $1,287,271, $746,431 and $870,473 during the fiscal years ended October 31, 2012, 2011 and 2010, respectively.

A summary of the status of the Company's nonvested shares granted to employees under the 2005 Plan or the 2011 Plan as of October 31, 2012, and changes during the year ended October 31, 2012, is as follows:

Nonvested shares	Shares	Weighted-average grant date fair value
Balance at October 31, 2011	449,992	$ 3.99
Granted	399,733	3.45
Vested	(259,572)	3.67
Forfeited	—	—
Balance at October 31, 2012	590,153	$ 3.77

As of October 31, 2012, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will have to recognize over a 2.7 year weighted-average period is approximately $1.6 million.

During the years ended October 31, 2012, 2011 and 2010, restricted stock awards under the Non-employee Directors Stock Plan totaling 44,424, 30,356 and 22,860, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company's shares of common stock on the date of grant. The Company recorded compensation expense totaling $153,263, $146,923 and $72,238 during the years ended October 31, 2012, 2011 and 2010, respectively.

(11) Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company's large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2012 and 2011 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2012, 12.7%, or approximately $10,600,000 of consolidated net sales were attributable to one major domestic customer. No other customer or distributor accounted for more than 10% of consolidated net sales for the year ended October 31, 2012.

As of October 31, 2012, one major domestic customer had an outstanding balance payable to the Company totaling 8.1% of total consolidated shareholders' equity. No other customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders' equity.

For the years ended October 31, 2011 and 2010, no single customer or distributor accounted for more than 10% of consolidated net sales. As of October 31, 2011, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders' equity.

For the years ended October 31, 2012, 2011 and 2010, approximately 74%, 76% and 73%, respectively, of net sales were from customers in the United States, while approximately 26%, 24% and 27%, respectively, were from customers outside of the United States.

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2012, 2011 and 2010 were as follows:

	Years ended October 31,		
	2012	2011	2010
United States	$ 62,010,259	$ 55,575,212	$ 49,533,950
Outside the United States	21,513,071	17,764,379	17,972,224
Total net sales	$ 83,523,330	$ 73,339,591	$ 67,506,174

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2012, 2011 or 2010.

The Company has a single reportable segment for purposes of segment reporting, exclusive of Centric Solutions. For the years ended October 31, 2012, 2011 and 2010, Centric Solutions generated revenues, net of intercompany sales, totaling $1,774,228, $839,412 and $508,624, respectively. For the years ended October 31, 2012, 2011 and 2010, Centric Solutions incurred operating losses of approximately $515,000, $873,000 and $1.2 million, respectively. Total assets of Centric Solutions of approximately $309,000 and $364,000 (net of intercompany amounts) are included in the total consolidated assets of the Company as of October 31, 2012 and 2011, respectively.

(12) Income Taxes

Income tax expense (benefit) for the years ended October 31, 2012, 2011 and 2010 consists of:

Fiscal year ended October 31, 2012	Current	Deferred	Total
U.S. Federal	$ 1,648,945	$ (491,256)	$ 1,157,689
State	167,160	(67,514)	99,646
Totals	$ 1,816,105	$ (558,770)	$ 1,257,335
Fiscal year ended October 31, 2011	**Current**	**Deferred**	**Total**
U.S. Federal	$ 137,721	$ 143,800	$ 281,521
State	128,434	(11,703)	116,731
Totals	$ 266,155	$ 132,097	$ 398,252
Fiscal year ended October 31, 2010	**Current**	**Deferred**	**Total**
U.S. Federal	$ 652,511	$ (628,132)	$ 24,379
State	162,974	(96,063)	66,911
Totals	$ 815,485	$ (724,195)	$ 91,290

Reported income tax expense (benefit) for the years ended October 31, 2012, 2011 and 2010 differs from the "expected" tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income (loss) before income taxes as follows:

	Years ended October 31,		
	2012	2011	2010
"Expected" tax expense (benefit)	$ 1,320,402	$ 290,955	$ (2,012,466)
Increase (reduction) in income tax expense (benefit) resulting from:			
Impact of nondeductible write-off of goodwill	—	—	1,897,285
Benefits from Sec. 199 manufacturing deduction	(177,230)	(13,702)	(34,870)
Impact of restricted share grants	—	—	136,225
State income taxes, net of federal benefit	62,936	77,042	44,061
Other differences, net	51,227	43,957	61,055
Reported income tax expense (benefit)	$ 1,257,335	$ 398,252	$ 91,290

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities as of October 31, 2012 and 2011 are presented below:

	October 31,	
	2012	2011
Deferred tax assets:		
Accounts receivable, due to allowances for doubtful accounts and sales returns	$ 77,356	$ 137,385
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	995,304	790,363
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	755,772	521,930
Share-based compensation expense	205,131	89,499
Investment in Centric Solutions	153,631	166,154
Net operating loss carryforwards	951,397	1,140,133
Other	92,766	85,291
Total gross deferred tax assets	3,231,357	2,930,755
Deferred tax liabilities:		
Plant and equipment, due to differences in depreciation and capital gain recognition	(428,010)	(675,223)
Other receivables, due to accrual for financial reporting purposes	—	(10,955)
Total gross deferred tax liabilities	(428,010)	(686,178)
Net deferred tax asset	$ 2,803,347	$ 2,244,577

As a result of the acquisition of AOS, the Company recorded $1,038,335 in deferred tax assets as of October 31, 2009, including net operating loss ("NOL") carryforwards of $851,551 estimated to be available after considering Internal Revenue Code Section 382 limitations. During the fiscal year ended October 31, 2010, certain purchase accounting adjustments, totaling $642,201, were made to increase deferred tax assets recorded as a result of the acquisition and to increase the NOL carryforwards resulting from the acquisition by $666,054 to $1,517,605. These NOL carryforwards may be used to reduce future taxable income and begin to expire in fiscal year ending October 31, 2024.

Based on the Company's historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company's deferred tax assets at October 31, 2012 will be realized.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

A reconciliation of the unrecognized tax benefits for fiscal years 2012 and 2011 follows:

	October 31,	
	2012	**2011**
Unrecognized tax benefits balance at beginning of year	$ 205,171	$ 179,571
Gross increases (decreases) for tax positions of prior years	(30,055)	29,757
Gross increases for current year tax positions	46,223	—
Reductions to unrecognized tax benefits resulting from the lapse of applicable statute of limitations	—	(4,157)
Unrecognized tax benefits balance at end of year	$ 221,339	$ 205,171

During fiscal year 2012, the Company accrued interest of $2,144 and reduced its accrual of penalties by $7,514, related to unrecognized tax benefits. During fiscal year 2011, the Company accrued interest and penalties of $14,392 and $6,761, respectively, related to unrecognized tax benefits. As of October 31, 2012 and 2011, the Company had approximately $95,283 and $100,653, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized is $128,573 and $119,883 as of October 31, 2012 and 2011, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2009 through October 31, 2011.

(13) Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying value of the Company's note payable to bank and long-term debt approximates the fair value based on similar long-term debt issues available to the Company as of October 31, 2012 and 2011. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are observable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

(14) Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

Fiscal year ended October 31, 2012		Net income attributable to OCC (numerator)	Shares (denominator)		Per share amount
Basic net income per share	$	2,749,317	6,455,817	$	0.43
Effect of dilutive stock options		—	—		
Diluted net income per share	$	2,749,317	6,455,817	$	0.43

Fiscal year ended October 31, 2011		Net income attributable to OCC (numerator)	Shares (denominator)		Per share amount
Basic net income per share	$	666,316	6,304,776	$	0.11
Effect of dilutive stock options		—	—		
Diluted net income per share	$	666,316	6,304,776	$	0.11

Fiscal year ended October 31, 2010		Net loss attributable to OCC (numerator)	Shares (denominator)		Per share amount
Basic net loss per share	$	(5,732,925)	6,014,733	$	(0.95)
Effect of dilutive stock options		—	—		
Diluted net loss per share	$	(5,732,925)	6,014,733	$	(0.95)

There were no stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share for the year ended October 31, 2012.

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 131,388 and 166,577 for the years ended October 31, 2011 and 2010, respectively.

Unvested shares as of October 31, 2010 totaling 458,036, were not included in the computation of basic and diluted net loss per share for the year ended October 31, 2010 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for those periods).

(15) Shareholders' Equity

Share Repurchases

The Company, through plans approved by its Board of Directors, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company's repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2012	267,000	$ 1,176,661
2011	183,025	846,287
2010	142,823	425,345

As of October 31, 2012, the Company has a plan, approved by its Board of Directors on September 20, 2012, to purchase and retire up to 320,000 shares of the Company's common stock, or approximately 4.9% of the shares then outstanding. The Company anticipates that the purchases will be made over a 12- to 24-month period unless the entire number of shares expected to be purchased under the plan is sooner acquired. As of October 31, 2012, the Company had 253,000 shares of its outstanding common stock remaining to purchase under this plan.

Subsequent to October 31, 2012, the Company repurchased and retired 106,500 shares of its outstanding common stock. The repurchase of these shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $454,830, or $4.27 per share.

Stockholder Protection Rights Agreement

On October 28, 2011, the Board of Directors of the Company adopted a Stockholder Protection Rights Agreement (the "Rights Agreement") and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, no par value, of the Company ("Common Shares"), held of record at the close of business on November 2, 2011, or issued thereafter and prior to the Separation Time as defined in the Rights Agreement. Under the terms of the Rights Agreement, if a person or group who is deemed an Acquiring Person as defined in the Rights Agreement acquires 15% (or other applicable percentage, as provided in the Rights Agreement) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group who is deemed an Acquiring Person has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share ("Preferred Share"), no par value, at an exercise price of $25, subject to adjustment. Each Preferred Share will entitle its holder to 1,000 votes and will have an aggregate dividend rate of 1,000 times the amount, if any, paid to holders of common stock. The Rights will expire on November 2, 2021, unless the Rights are earlier redeemed or exchanged by the Company for $0.0001 per Right. The adoption of the Rights Agreement has no impact on the financial position or results of operations of the Company.

The Company has reserved 100,000 shares of its authorized preferred stock for issuance upon exercise of the Rights.

Dividends

The Company initiated a quarterly cash dividend of $0.01 per share on its common stock in October 2010. In January 2012, the quarterly cash dividend was increased to $0.015 per share.

(16) Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(17) New Accounting Standards Not Yet Adopted

There are no new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company's financial position, operating results or financial statement disclosures.

(18) Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2012 and 2011:

	Quarter ended			
Fiscal year ended October 31, 2012	**January 31**	**April 30**	**July 31**	**October 31**
Net sales	$ 17,334,015	$ 22,051,197	$ 22,003,689	$ 22,134,429
Gross profit	6,150,054	8,860,894	8,786,953	7,755,185
Income before income taxes	192,461	1,377,432	1,732,652	580,990
Net income attributable to Optical Cable Corporation	192,444	948,925	1,173,428	434,520
Basic and diluted net income per share attributable to Optical Cable Corporation	$ 0.03	$ 0.15	$ 0.18	$ 0.07
Cash dividends declared per common share	$ 0.015	$ 0.015	$ 0.015	$ 0.015

	Quarter ended			
Fiscal year ended October 31, 2011	**January 31**	**April 30**	**July 31**	**October 31**
Net sales	$ 17,712,784	$ 17,184,460	$ 18,775,145	$ 19,667,202
Gross profit	6,424,840	5,943,140	6,509,124	7,414,117
Income (loss) before income taxes	378,469	(179,844)	252,110	405,016
Net income (loss) attributable to Optical Cable Corporation	402,311	(89,843)	117,809	236,039
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	$ 0.06	$ (0.02)	$ 0.02	$ 0.04
Cash dividends declared per common share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Optical Cable Corporation:

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and subsidiaries as of October 31, 2012 and 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and subsidiaries as of October 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Roanoke, Virginia
December 21, 2012

Corporate Information

Corporate Headquarters
Optical Cable Corporation (OCC)
5290 Concourse Drive
Roanoke, VA 24019

Primary Legal Counsel
Woods Rogers PLC
10 South Jefferson Street
Suite 1400
Roanoke, VA 24011

Independent Registered Public Accounting Firm
KPMG LLP
10 South Jefferson Street
Suite 1010
Roanoke, VA 24011

Transfer Agent
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Form 10-K Report
Shareholders may obtain, without charge, a copy of Optical Cable Corporation's Form 10-K, including exhibits, as filed with the Securities and Exchange Commission. Write to Optical Cable Corporation, P.O. Box 11967, Roanoke, VA 24022-1967, attention Ms. Tracy G. Smith, Corporate Secretary. Additionally, our SEC filings are available to the public on the SEC Internet site (http://www.sec.gov).

Annual Meeting
The 2013 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 26, 2013, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately 458 shareholders of record as of December 14, 2012. Additionally, there are approximately 1,661 beneficial owners as of December 14, 2012. On December 14, 2012, our common stock closed at a price of $4.21 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices	
Fiscal year ended October 31, 2012	**High**	**Low**
Fourth Quarter	$ 5.16	$ 3.49
Third Quarter	$ 4.89	$ 2.65
Second Quarter	$ 3.62	$ 2.98
First Quarter	$ 3.90	$ 2.74

	Range of Bid Prices	
Fiscal year ended October 31, 2011	**High**	**Low**
Fourth Quarter	$ 4.19	$ 3.06
Third Quarter	$ 5.29	$ 3.42
Second Quarter	$ 7.41	$ 4.17
First Quarter	$ 6.11	$ 2.67

Dividend Declaration

In October 2010, the Board of Directors authorized the initiation of a quarterly cash dividend and declared a cash dividend on our common stock of $0.01 per share. In fiscal 2011, we declared dividends of $0.01 per share on a quarterly basis. In fiscal 2012, the dividend rate was increased to $0.015 per share and we declared dividends at the increased rate on a quarterly basis. We intend to continue to declare quarterly cash dividends for the foreseeable future; however, the payment of future dividends and the amount of future dividends is at the discretion of our Board of Directors and may be dependent on future earnings, cash flow, financial condition and/or other relevant factors.

Corporate Information
(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer
Tracy G. Smith	Senior Vice President, Chief Financial Officer and Corporate Secretary

Board of Directors of Optical Cable Corporation

Neil D. Wilkin, Jr., Chairman	Chairman of the Board, President and Chief Executive Officer Optical Cable Corporation
Randall H. Frazier	President and Founder R. Frazier, Incorporated
John M. Holland	President and Founder Holland Technical Services
Craig H. Weber	President and Chief Operating Officer Document Capture Technologies, Inc.
John B. Williamson, III	Chairman of the Board, President and Chief Executive Officer RGC Resources, Inc.



OPTICAL CABLE CORPORATION

5290 Concourse Drive
Roanoke, Virginia, USA 24019
P: 540-265-0690 | F: 540-265-0724
www.occfiber.com